SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING
                                                          ----------------
                                                          SEC FILE NUMBER

                                                             0-22212
                                                          ----------------
                                                           CUSIP NUMBER
                                                            450707 10 4
                                                          ----------------

(Check One):  [ ] Form 10-K and Form 10-KSB  [ ] Form 20-F  [ ] Form 11-K
              [X] Form 10-Q and Form 10-QSB  [ ] Form N-SAR

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            For Period Ended: March 31, 1998
            [ ] Transition Report on Form 10-K
            [ ] Transition  Report on Form 20-F
            [ ] Transition Report on Form 11-K
            [ ] Transition Report on Form 10-Q
            [ ] Transition Report on Form N-SAR For the Transition Period Ended:
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  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:


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PART I - REGISTRANT INFORMATION

Full Name of Registrant                  IVI Publishing, Inc.


Former Name if Applicable

Address of Principal Executive Office
        (Street and Number)              808 Howell Street, Suite 400

City, State and Zip Code                 Seattle, WA  98101

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PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

             (a)      The reasons  described in reasonable detail in Part III of this form  could not be  eliminated  without  unreasonable effort or expense;
[X]          (b)      The subject annual report,  semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form
                      10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
             (c)      The accountant's statement  or other  exhibit  required by
                      Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE
State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra
Sheets if Needed)     See Attachment A

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                  Elizabeth M. Reiskytl            612              347-7176
                           (Name)               (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports)
         been filed? If answer is no, identify report(s).         Yes  X   No



(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?     Yes         No   X

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                              IVI Publishing, Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date     May 15, 1998                            By /s/ Michael D. Conway
                                                    Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTACHMENT
                                       TO
                                   FORM 12b-25
                                       FOR
                              IVI PUBLISHING, INC.


         The Company is not in a position to file its Form 10-Q for the quarter ended March 31, 1998, on a timely basis, and even with unusual effort and substantial expense, the Company would not be in a position to file its Form 10-Q on a timely basis and fulfill its disclosure obligations satisfactorily. The Company has just recently moved its principal executive offices to Seattle, Washington, and only in the last couple weeks has it had a permanent location for such. With the transition to Washington, the Company has also experienced many changes in its officers and other employees, in the financial area and otherwise, and has been stretching its resources in order to complete all of the tasks that need to be completed during this transition phase.